   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 2000



                                                      REGISTRATION NO. 333-45728

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------


                           SPECTRASITE HOLDINGS, INC.

             (Exact name of Registrant as Specified in its Charter)

                          DELAWARE                                                    56-2027322
              (State or other jurisdiction of                                      (I.R.S. Employer
               incorporation or organization)                                   Identification Number)


                 100 REGENCY FOREST DRIVE                                          DAVID P. TOMICK
                         SUITE 400                                           SPECTRASITE HOLDINGS, INC.
                CARY, NORTH CAROLINA 27511                                      REGENCY FOREST DRIVE
                      (919) 468-0112                                                  SUITE 400
    (Address, including zip code, and telephone number,                      CARY, NORTH CAROLINA 27511
      including area code, of registrant's principal                               (919) 468-0112
                    executive offices)                        (Name, address, including zip code, and telephone number
                                                               including area code, of registrant's agent for service)


                            ------------------------

                                   Copies to:

                               TIMOTHY J. KELLEY
                                THOMAS D. TWEDT
                         DOW, LOHNES & ALBERTSON, PLLC
                        1200 NEW HAMPSHIRE AVENUE, N.W.
                             WASHINGTON, D.C. 20036
                                 (202) 776-2000

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

    If the only securities being registered on this form are being offered pursuant to dividend reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
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

                                                                           PROPOSED             PROPOSED
                                                        AMOUNT              MAXIMUM              MAXIMUM
              TITLE OF EACH CLASS                       TO BE             OFFERING PRICE        AGGREGATE         AMOUNT OF
         OF SECURITIES TO BE REGISTERED               REGISTERED           PER SHARE          OFFERING PRICE     REGISTRATION FEE
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Common Stock, $.001 par value(1)................    9,041,759 shares         $12.8125(2)       $115,847,538(2)       $30,584
Common Stock, $.001 par value(3)................      600,000 shares         $  21.56          $ 12,936,000          $ 3,415
Common Stock, $.001 par value(3)................      450,000 shares         $  23.86          $ 10,737,000          $ 2,835
Common Stock, $.001 par value(3)................      450,000 shares         $  28.00          $ 12,600,000          $ 3,326
    Total.......................................   10,541,759 shares              N/A          $152,120,538          $40,160(4)
---------------------------------------------------------------------------------------------------------------------------------
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



(1)Outstanding shares held by certain selling stockholders.



(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and based on the average high and low prices reported for December 15, 2000.



(3)Shares which are issuable pursuant to outstanding common stock purchase warrants. In accordance with Rule 416, securities underlying the outstanding warrants shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. The registration fee for these shares is based on the exercise price of the warrants pursuant to Rules 457(g).



(4)Of the $40,160 registration fee, $6,600 was paid in connection with the initial filing of this registration statement.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 20, 2000



                               [SPECTRASITE LOGO]

                           Spectrasite Holdings, Inc.

                                  COMMON STOCK


     The stockholders of SpectraSite Holdings, Inc. described under the caption "Selling Stockholders" on page 11 of this prospectus may offer and sell from time to time up to 10,541,759 shares of SpectraSite's common stock under this prospectus. The registration of these shares does not necessarily mean that the selling stockholders will offer or sell their shares.



     The common stock is listed on the Nasdaq National Market under the ticker symbol "SITE". On December 19, 2000, the closing sale price on the Nasdaq National Market of a single share of the common stock was $13.



     YOU SHOULD CAREFULLY REVIEW "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER WHEN INVESTING IN OUR COMMON STOCK.



     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are authorized to offer to sell, and seek offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is           , 2000.

                               TABLE OF CONTENTS


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                                           PAGE
                                           ----
SpectraSite............................       1
Risk Factors...........................       3
Use of Proceeds........................      10
Price Range of Common Stock............      10
Dividend Policy........................      10
Selling Stockholders...................      11



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                                           PAGE
                                           ----
Plan of Distribution...................      13
Legal Matters..........................      15
Experts................................      15
Where You Can Find More Information....      15
Information Incorporated by
  Reference............................      16


                            ------------------------


     SpectraSite Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 100 Regency Forest Drive, Suite 400, Cary, North Carolina 27511, and our telephone number at that address is (919) 468-0112. Our World Wide Web site address is http://www.spectrasite.com. The information in our website is not part of this prospectus.


     In this prospectus, Holdings refers to SpectraSite Holdings, Inc. and SpectraSite, we, us and our refer to SpectraSite Holdings, Inc., its wholly owned subsidiaries and all predecessor entities collectively, unless the context requires otherwise. The term common stock refers to Holdings' common stock, par value $.001 per share.
                            ------------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including information incorporated by reference in this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, including statements concerning possible or assumed future results of operations of SpectraSite and those preceded by, followed by or that include the words may, will, should, could, expects, plans, anticipates, believes, estimates, predicts, potential or continue or the negative of such terms and other comparable terminology. You should understand that the factors described below, in addition to those discussed elsewhere in this document, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements. These factors include:

     - material adverse changes in economic conditions in the markets we serve;

     - future regulatory actions and conditions in our operating areas;

     - competition from others in the communications tower industry;


     - the integration of our operations with those of businesses or assets we have acquired or may acquire in the future and the realization of the expected benefits; and


     - other risks and uncertainties as may be detailed from time to time in our public announcements and Securities and Exchange Commission filings.

                                  SPECTRASITE


     We are one of the leading providers of outsourced antenna site and network services to the wireless communications and broadcast industries in North America and Europe. Our businesses include the ownership and leasing of antenna sites on towers, managing rooftop and in-building telecommunications access on commercial real estate, network planning and deployment, and construction of towers and related wireless facilities. Our customers are leading wireless communications providers and broadcasters, including Nextel Communications, SBC Wireless, Sprint PCS, AT&T Wireless, AirTouch Communications, Tritel Communications, Teligent, WinStar, Cox Broadcasting, Clear Channel Communications and Paxson Communications. As of September 30, 2000 and after giving effect to all pending transactions, we will own or manage over 20,000 sites, including 8,132 towers, primarily in the top 100 markets in the United States and with major metropolitan market clusters in Los Angeles, Chicago, San Francisco, Philadelphia, Detroit and Dallas. We also own 50% of SpectraSite-Transco Communications Ltd., a joint venture with Lattice Group plc, the former arm of BG Group plc, the company that operates Britain's natural gas distribution network. As of September 30, 2000, the joint venture owned 707 towers and 1,500 sites and has the option to construct towers on an additional 30,000 potential sites in the United Kingdom.


RECENT DEVELOPMENTS


     On August 25, 2000, we entered into an agreement to acquire leasehold and subleasehold interests in approximately 3,900 wireless communications towers from affiliates of SBC Communications, which we collectively refer to as SBC, in exchange for $982.7 million in cash and approximately 14.3 million shares of our common stock, subject to adjustment, valued at $325.0 million. We will manage, maintain and lease available space on the SBC towers, and we will have the right to co-locate tenants on the towers. SBC is an anchor tenant on all of the towers and will pay us a monthly fee per tower of $1,400, subject to an annual adjustment. In addition, we have entered into a five-year exclusive build-to-suit agreement with SBC under which we will develop and construct substantially all of SBC's new towers during the term of the agreement.



     The SBC transaction will close in stages, with a final closing expected in the first half of 2002. At each closing, we will make a pro rata payment of cash and stock to SBC for the actual towers subleased. At the initial closing on December 14, 2000, we acquired subleasehold interests in 739 towers for consideration consisting of approximately $175 million in cash and approximately
2.5 million shares of common stock.



     In connection with the SBC tower transaction, we received a commitment from Canadian Imperial Bank of Commerce, CIBC World Markets Corp., Credit Suisse First Boston, Bank of Montreal, Chicago Branch and Toronto Dominion (Texas), Inc. to provide approximately $1.1 billion of a contemplated $1.2 billion credit facility pursuant to an amended and restated credit agreement. We anticipate we will amend and restate our existing credit facility during the first quarter of 2001.



     We acquired from AirTouch subleasehold interests in 107 wireless towers for approximately $38.5 million in cash on August 15, 2000, 38 wireless towers on October 10, 2000 for approximately $13.7 million in cash, 53 wireless towers on November 15, 2000 for approximately $19.1 million in cash and 35 wireless towers on December 15, 2000 for approximately $12.6 million in cash. We expect to acquire leasehold and subleasehold interests in an additional 197 towers from AirTouch in periodic closings through February 2001.



     On November 20, 2000, Trimaran Fund II, L.L.C. and certain other investors participating in the Trimaran investment program, which we collectively refer to as the Trimaran group, purchased 4.0 million shares of common stock at a price of $18.75 per share in a private placement exempt from the registration requirements of the Securities Act of 1933. In addition, the Trimaran group received warrants to purchase an additional 1.5 million shares of common stock.

     On November 20, 2000, we issued $200 million aggregate principal amount of 6 3/4% senior convertible notes due 2010. Each note is convertible into common stock at any time on or before November 15, 2010 at a conversion price of $21.5625 per share, subject to adjustment if certain events affecting our common stock occur. After November 20, 2003, we may redeem all or a portion of the convertible notes at specified prices, plus accrued interest.



     On December 8, 2000, we acquired the United States assets and operations of U.S. RealTel, Inc., an international provider of rooftop and in-building telecommunications access, for approximately $16.5 million in cash.



     On December 20, 2000, we issued $200 million aggregate principal amount of 12 1/2% senior notes due 2010.



     For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

                                  RISK FACTORS

     Our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included and incorporated by reference in this prospectus, including the financial statements and related notes, before deciding to purchase our common stock. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occur, our business, financial condition or results of operations would likely suffer.

WE MAY ENCOUNTER DIFFICULTIES IN INTEGRATING ACQUISITIONS WITH OUR OPERATIONS, WHICH COULD LIMIT OUR REVENUE GROWTH AND OUR ABILITY TO ACHIEVE OR SUSTAIN PROFITABILITY.

     Acquiring additional tower assets and complementary businesses is an integral part of our business strategy. We may not be able to realize the expected benefits of past or future acquisitions or identify suitable acquisition candidates. Our ability to complete future acquisitions will depend on a number of factors, some of which are beyond our control, including the attractiveness of acquisition prices and the negotiation of acceptable definitive acquisition agreements. In addition, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, divert managerial attention or require significant financial resources that could otherwise be used for existing tower construction and network deployment contracts. Future acquisitions also may require us to incur additional indebtedness and contingent liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

WE ARE NOT PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES.


     We incurred net losses of $98.4 million and $111.8 million for the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively. Our losses are principally due to significant depreciation, amortization and interest expense. We have not achieved profitability and expect to continue to incur losses for the foreseeable future.


WE HAVE SUBSTANTIAL INDEBTEDNESS, AND SERVICING OUR INDEBTEDNESS COULD REDUCE FUNDS AVAILABLE TO GROW OUR BUSINESS.


     We are, and will continue to be, highly leveraged. As of September 30, 2000, we had total consolidated indebtedness of approximately $1.3 billion, and after giving effect to the issuance of our 6 3/4% senior convertible notes due 2010 and our 12 1/2% senior notes due 2010, our total consolidated indebtedness would be approximately $1.7 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:


     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to less leveraged competitors.

     Our ability to generate sufficient cash flow from operations to pay principal of, and interest on, our indebtedness is uncertain. In particular, we may not meet our anticipated revenue growth and operating expense targets, and as a result, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

OUR BUSINESS DEPENDS ON THE DEMAND FOR WIRELESS COMMUNICATIONS SITES AND OUR ABILITY TO SECURE CO-LOCATION TENANTS.

     Our business depends on demand for communications sites from wireless service providers, which, in turn, depends on the demand for wireless services. A reduction in demand for communications sites or increased competition for co-location tenants could have a material adverse effect on our business, financial condition or results of operations. In particular, the success of our business model requires us to secure co-location tenants, and securing co-location tenants depends upon the demand for communications sites from a variety of service providers in a particular market. The extent to which wireless service providers lease communications sites on our towers depends on the level of demand for wireless services, the financial condition and access to capital of those providers, the strategy of providers with respect to owning or leasing communications sites, government licensing of communications licenses, changes in telecommunications regulations, the characteristics of each company's technology, and geographic terrain.

A SIGNIFICANT PORTION OF OUR REVENUES AND TOWER CONSTRUCTION ACTIVITY CURRENTLY DEPENDS ON NEXTEL AND IS EXPECTED TO COME FROM SBC.


     Nextel accounts for a significant portion of our total revenues. Nextel represented approximately 35% and 24% of our revenues for the year ended December 31, 1999 and for the nine months ended September 30, 2000, respectively. Following the final closing of the SBC tower transaction, SBC will pay us approximately $65.5 million each year as the anchor tenant on the 3,900 subleased towers. If Nextel or SBC were to suffer financial difficulties or if Nextel or SBC were unwilling or unable to perform its obligations under its arrangements with us, our business, financial condition or results of operations could be materially and adversely affected.



     Nextel agreed to lease 1,700 additional sites on our towers as part of its national service deployment, and as of September 30, 2000, they had leased 1,068 of those sites. We entered into a five-year build-to-suit agreement with SBC for an estimated 800 new towers. Under the terms of our agreements with Nextel and SBC, we are required to construct or purchase agreed upon numbers of qualified towers at specified times and at specified prices. Our failure to construct or purchase the towers as agreed could result in the cancellation of our right to construct or purchase additional towers under these agreements. Such a cancellation could have a material adverse effect on our business, financial condition or results of operations and on our ability to implement or achieve our business objectives in the future.


     Under our agreements with Nextel and SBC, subject to limited exceptions, we will be required to construct new towers in locations to be determined by Nextel and SBC. These towers may have limited appeal to other providers of wireless communications services, which may limit our opportunities to attract additional tenants, which, in turn, could have a material adverse effect on our business, financial condition or results of operations.

WE MAY BE UNABLE TO INCREASE OUR CONSTRUCTION ACTIVITIES OR TO ACQUIRE TOWERS AS CONTEMPLATED BY OUR GROWTH STRATEGY.

     Our growth strategy depends on our ability to construct, acquire and operate towers as wireless service providers expand their tower network infrastructure. Regulatory and other barriers could adversely affect our ability to construct towers in accordance with the requirements of our customers, and, as a result, we may be subject to penalties and forfeiture provisions under our anchor tenant leases. Our ability to construct new towers may be affected by a number of factors beyond our control, including zoning and local permitting requirements, FAA considerations, FCC tower registration procedures, availability of tower components and construction equipment, availability of skilled construction personnel and weather conditions. In addition, because the concern over tower proliferation has grown in recent years, certain communities now restrict new tower construction or delay granting permits required for construction.

     Our expansion plans call for a significant increase in construction activity. We may not be able to overcome the barriers to new construction, and we may not complete the number of towers planned for construction. Our failure to complete the necessary construction could have a material adverse effect on our business, financial condition or results of operations.

     We compete for tower acquisition opportunities with wireless service providers, broadcasters, site developers and other independent tower owners and operators, and we expect competition to increase. Increased competition for acquisitions may result in fewer acquisition opportunities and higher acquisition prices. We regularly explore acquisition opportunities; however, we may have trouble identifying towers or tower companies to acquire in the future.

WE COMPETE WITH COMPANIES THAT MAY HAVE GREATER FINANCIAL RESOURCES.

     If we are unable to successfully compete, our business will suffer. We believe that tower location and capacity, price, quality of service and density within a geographic market historically have been, and will continue to be, the most significant competitive factors affecting the site leasing business. We compete for site leasing tenants with:

     - wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

     - other independent tower operators;

     - site acquisition companies which acquire antenna space on existing towers for wireless service providers, manage new tower construction and provide site acquisition services; and

     - owners of non-tower antenna sites, including rooftops, water towers and other alternate structures.

     Wireless service providers that own and operate their own towers generally are substantially larger and have substantially greater financial resources than SpectraSite. For example, AT&T Wireless and Sprint PCS own and operate their own tower networks.

     We compete for acquisition, new tower construction and network development opportunities primarily with other independent tower companies and site construction firms. Some of these competitors may have greater financial resources than SpectraSite.

RAPID GROWTH COULD STRAIN OR DIVERT OUR MANAGEMENT TEAM AND WILL INCREASE OUR OPERATING EXPENSES.

     Implementation of our business strategy may impose significant strains on our management, operating systems and financial resources. In addition, we anticipate that operating expenses will increase significantly as we build and acquire additional tower assets. Our failure to manage growth or unexpected difficulties encountered during our expansion could have a material adverse effect on our business, financial condition or results of operations. The pursuit and integration of acquisitions, investments, joint ventures and strategic alliances will require substantial attention from our senior management, which will limit the amount of time they have available to devote to existing operations.

WE ANTICIPATE SIGNIFICANT CAPITAL EXPENDITURES AND MAY NEED ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE.


     Our current plans call for significant capital expenditures during 2001 for the construction and acquisition of communication sites, primarily towers, including the subleased towers from SBC. We had approximately $300.0 million available under our existing $500.0 million credit facility as of September 30, 2000. We have received a commitment for approximately $1.1 billion of a contemplated $1.2 billion amended and restated credit facility. As of September 30, 2000, we had $418.9 million of cash and cash equivalents. However, we may need additional sources of debt or equity capital in the future. Additional financing may not be available or may be restricted by the terms of the credit facility and the indentures governing our outstanding notes.

COMPETING TECHNOLOGIES AND OTHER ALTERNATIVES COULD REDUCE THE DEMAND FOR OUR SERVICES.


     Most types of wireless and broadcast services currently require ground-based network facilities, including communications sites for transmission and reception. The development and growth of communications technologies which do not require ground-based sites or other alternatives could reduce the demand for space on our towers.



     In particular, the emergence of new technologies that do not require terrestrial antenna sites and that can be substituted for those that do, could have a negative impact on our operations. For example, the growth in delivery of video services by direct broadcast satellite or the development of signal combining technologies, which allow one communications antenna to service two different transmission frequencies, could reduce the demand for tower-based broadcast transmissions and antenna space. The FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice and data services. Two systems had been offering commercial service; however, one had to terminate operations because of bankruptcy, although it recently announced it had been sold to new owners and planned to resume operations, focusing in large part on the provision of service to government and defense industry customers. In addition, the FCC has issued licenses for several low-earth orbiting satellite systems that are solely intended to provide data services, and one of those systems is operational and another is expected to offer competitive service soon. Although these systems are highly capital-intensive and have only begun to be tested, mobile satellite systems could compete with land-based wireless communications systems, thereby reducing the demand for the infrastructure services we provide. Reduced demand for ground-based antenna sites could have a material adverse effect on our business, financial condition or results of operations.


     In addition, wireless service providers frequently enter into agreements with competitors allowing them to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home providers' services. These roaming agreements may be viewed by wireless service providers as a superior alternative to leasing space for their own antennas on communications sites we own. The proliferation of these roaming agreements could have a material adverse effect on our business, financial condition or results of operations.

A SMALL NUMBER OF STOCKHOLDERS CONTROL THE VOTING POWER OF HOLDINGS, AND THESE STOCKHOLDERS' INTERESTS MAY BE DIFFERENT FROM YOURS.


     Affiliates of Welsh, Carson, Anderson & Stowe own 32.4 million shares, or 23.4%, of our common stock as of September 30, 2000. After giving effect to the issuance of approximately 14.3 million shares to SBC and 4.0 million shares to the Trimaran group, affiliates of Welsh, Carson will own 20.7% of our outstanding common stock. This ownership allows Welsh, Carson to exert significant influence over the management and policies of SpectraSite. In addition, Welsh, Carson and certain other Holdings stockholders have a right to board representation under a stockholders' agreement. Welsh, Carson and the other parties to the stockholders' agreement may have interests that are different from yours.


OUR BUSINESS DEPENDS ON OUR KEY PERSONNEL.

     Our future success depends to a significant extent on the continued services of our Chief Executive Officer, Stephen H. Clark, our Chief Operating Officer, Timothy G. Biltz, our Chief Financial Officer, David P. Tomick, our Executive Vice President--Wireless Tower Group, Richard J. Byrne, and our Executive Vice President--Construction Operations, Calvin J. Payne. Although each of these officers other than Mr. Biltz has an employment agreement with Holdings, the loss of any of these key employees would likely have a significantly detrimental effect on our business.

OUR OPERATIONS REQUIRE COMPLIANCE WITH AND APPROVAL FROM FEDERAL AND STATE REGULATORY AUTHORITIES.

     We are subject to a variety of regulations, including those at the federal, state and local levels. Both the FCC and the FAA regulate towers and other sites used for wireless communications transmitters and receivers. Failure to comply with applicable requirements may lead to civil penalties and tort liability. These regulations control siting, marking, and lighting of towers and may, depending on the characteristics of the tower, require registration of tower facilities with the FCC. Wireless communications devices operating on towers are separately regulated and independently authorized by the FCC based upon the particular frequency used and the services being provided. Any proposals to construct new communications sites or modify existing communications sites that could affect air traffic must be reviewed by the FAA to ensure that the proposals will not present a hazard to aviation. Tower owners may have an obligation to paint their towers or install lighting to conform to FCC and FAA standards and to maintain such painting or lighting. Tower owners also may bear the responsibility for notifying the FAA of any tower lighting failure. We generally indemnify our customers against any failure by us to comply with applicable standards.


     Local regulations include city or other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customers' demands. In addition, these regulations increase the costs associated with new tower construction. Existing regulatory policies may adversely affect the timing or cost of new tower construction, and additional regulations may be adopted that will increase these delays or result in additional costs to SpectraSite. These factors could have a material adverse effect on our business, financial condition or results of operations and on our ability to implement or achieve our business objectives.


     In October 2000, the FCC adopted rules and policies related to telecommunications service providers' access to rooftops, other rights-of-way and conduits in multi-tenant buildings. The FCC prohibited telecommunications carriers in commercial settings from entering into new exclusive contracts with building owners, including contracts that effectively restrict premises owners or their agents from permitting access to other telecommunications service providers. The FCC also established procedures to ensure that the demarcation point in buildings, which marks the end of the incumbent local exchange carrier's control over on-premises wiring and the beginning of the customer's or building owner's control, will be at the "minimum point of entry" to the structure rather than further inside the premises. In addition, the FCC determined that, under the Communications Act, utilities, including local exchange carriers, will be required to afford telecommunications carriers and cable service providers reasonable and nondiscriminatory access to conduits and rights-of-way in customer buildings, to the extent such conduits and rights-of-way are owned or controlled by the utility. Finally, the FCC amended its existing rules to give building tenants the same ability to place on their balconies small satellite dishes for receiving telecommunications and other fixed wireless signals that they currently have for receiving video services.



     In the same October 2000 decision, the FCC sought comment on a number of related issues, including whether the prohibition on exclusive contracts should be extended to residential buildings; whether it should be broadened to prohibit preferences other than exclusive access, such as exclusive marketing or landlord bonuses for tenants; whether the FCC should prohibit carriers from enforcing exclusive access provisions in existing contracts for commercial or residential multi-tenant buildings; and whether the agency has authority to prohibit local exchange carriers from providing services to multi-tenant buildings where the owners maintain policies unreasonably preventing competing carriers from gaining access to potential customers within the building. Federal legislation addressing the building access issue had also been pending before the FCC decision was adopted. We cannot predict with certainty which of the FCC's proposals or the remaining legislative initiatives will be adopted, and, if they are, the effect they will have on our business.


     As part of the Westower merger, we acquired operations in Canada. As a result, we are subject to regulation in Canada. If we pursue additional international opportunities, we will be subject to regulation in additional foreign jurisdictions. In addition, our customers may become subject to new regulatory policies which may adversely affect the demand for communications sites.

WE GENERALLY LEASE THE LAND UNDER OUR TOWERS AND MAY NOT BE ABLE TO MAINTAIN THESE LEASES.

     Our real property interests relating to towers primarily consist of leasehold interests, private easements and licenses, easements and rights-of-way granted by governmental entities. A loss of these interests, including a loss arising from the bankruptcy of one or more of our significant lessors, would interfere with our ability to conduct our business and generate revenues. Our ability to protect our rights against persons claiming superior rights in towers depends on our ability to:

     - recover under title policies, the policy limits of which may be less than the purchase price of a particular tower;

     - in the absence of title insurance coverage, recover under title warranties given by tower sellers, which warranties often terminate after the expiration of a specific period, typically one to three years; and

     - recover under title covenants from landlords contained in lease agreements.

WE ARE SUBJECT TO ENVIRONMENTAL LAWS THAT IMPOSE LIABILITY WITHOUT REGARD TO FAULT.


     Our operations are subject to federal, state, provincial, local, and foreign environmental laws and regulations regarding the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes. Under these laws, we could be held strictly, as well as jointly and severally, liable for the investigation and remediation of hazardous substance contamination at our facilities or at third-party waste disposal sites and also could be held liable for any personal or property damage related to such contamination. Although we believe that we currently have no material liability under applicable environmental laws, the costs of complying with existing or future environmental laws, investigating and remediating any contaminated real property and resolving any related liability could have a material adverse effect on our business, financial condition or results of operations.


     The FCC requires tower owners who are subject to the agency's antenna structure registration program to comply at the time of registration with federal environmental rules that may restrict the siting of towers. Under these rules, tower owners are required initially to identify whether proposed sites are in environmentally sensitive locations. If so, the tower owners must prepare and file environmental assessments, which must be reviewed by the FCC staff prior to registration and construction of the particular towers.

OUR TOWERS MAY BE DAMAGED BY NATURAL DISASTERS.

     Our towers are subject to risks associated with natural disasters such as ice and wind storms, tornadoes, hurricanes and earthquakes. We self-insure almost all of our towers against such risks. A tower accident for which we are uninsured or underinsured, or damage to a tower or group of towers, could have a material adverse effect on our business, financial condition or results of operations.

PERCEIVED HEALTH RISKS OF RADIO FREQUENCY EMISSIONS COULD IMPACT OUR BUSINESS.


     The wireless service providers that utilize our towers are subject to FCC requirements and other guidelines relating to radio frequency emissions. FCC safety guidelines apply to all emitters of radio frequency emissions, including cellular and personal communications service hand-held telephones that were authorized by the FCC after August 1, 1996. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. If radio frequency emissions were conclusively proved harmful, our tenants and possibly we could face lawsuits claiming damages from such emissions, and demand for wireless services and new towers would be adversely affected. Although we have not been subject to any claims relating to radio frequency emissions, we cannot assure you that these claims will not arise in the future.


WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, BECAUSE WE ARE A HOLDING COMPANY, WE MAY BE UNABLE TO PAY DIVIDENDS.

     We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, our credit facility and the indentures governing our outstanding notes restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because Holdings is a holding company, it depends on the cash flow of its subsidiaries, and SpectraSite Communications' credit facility imposes restrictions on Holdings' subsidiaries' ability to distribute cash to Holdings.

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE, AND YOU COULD LOSE A SIGNIFICANT PART OF YOUR INVESTMENT AS A RESULT.

     Prior to the Westower merger in September 1999, our common stock was privately held with no public trading market. On September 1, 1999, our common stock was approved for trading on the Nasdaq National Market under the symbol "SITE", and public trading commenced on September 3, 1999. The market price of our common stock has been and can be expected to be significantly affected by:

     - quarterly variations in our operating results;

     - operating results that vary from the expectations of securities analysts and investors;

     - changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     - changes in market valuations of other communications tower companies;

     - announcements of technological innovations or new services by us or our competitors;

     - announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;


     - additions or departures of key personnel;


     - future sales of our common stock; and

     - stock market price and volume fluctuations.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Holdings' certificate of incorporation provides that directors of Holdings will not be personally liable to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty to Holdings or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under a provision of Delaware law relating to unlawful payment of dividend or unlawful stock purchase or redemption of stock; or (4) for any transaction from which the director derives an improper personal benefit. As a result of this provision, Holdings and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.


     Our bylaws provide for the indemnification of directors, officers, employees and agents and any person who is or was serving at the request of Holdings as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise and any person who was or is serving at the request of Holdings as a trustee or administrator under an employee benefit plan to the fullest extent authorized by, and subject to the conditions set forth in, the Delaware General Corporation Law against all expenses and liabilities. The indemnification provided under the bylaws includes the right to be paid by Holdings the expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Holdings pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                USE OF PROCEEDS

     All net proceeds from the sale of the shares will go to the stockholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling stockholders.

                          PRICE RANGE OF COMMON STOCK


     Prior to the Westower merger, our common stock was privately held with no public trading market. On September 1, 1999, our common stock was approved for trading on the Nasdaq National Market under the symbol "SITE", and public trading commenced on September 3, 1999. The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the Nasdaq National Market for the period from September 3, 1999 through September 30, 1999, the fourth quarter of 1999, the first, second and third quarter of 2000 and the fourth quarter of 2000 through December 19, 2000.



                                                               COMMON STOCK
                                                              --------------
                                                              HIGH       LOW
                                                              ----       ---
1999
----
Third quarter (beginning September 3).......................  $14 7/8    $11
Fourth quarter..............................................   12 1/8      7 3/8
2000
----
First quarter...............................................   30 3/8     10 3/4
Second quarter..............................................   28 1/2     15 1/8
Third quarter...............................................   29 1/2     14 1/2
Fourth quarter (through December 19, 2000)..................   21 3/8     11 1/8



     The last reported sale price for our common stock on December 19, 2000 is set forth on the cover page of this prospectus. As of December 19, 2000, there were 241 holders of record of our common stock.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, our credit facility and the indentures governing our outstanding notes restrict our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because Holdings is a holding company, it depends on the cash flow of its subsidiaries, and SpectraSite Communications' credit facility imposes restrictions on Holdings' subsidiaries' ability to distribute cash to Holdings.

                              SELLING STOCKHOLDERS

     The shares of common stock covered by this prospectus are being registered to permit secondary trading and so that the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution." Except as described below, none of the selling stockholders has had a material relationship with SpectraSite within the past three years other than as a result of the ownership of the common stock and other securities of Holdings.


     The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of the selling stockholders as of December 19, 2000, and the number of shares which may be offered for resale pursuant to this prospectus regardless of whether such selling stockholder has a present intent to sell. All of the selling stockholders, other than Prudential Securities Incorporated, the Trimaran group and SBC Tower Holdings Inc., received their shares of common stock in connection with SpectraSite's acquisition of Apex Site Management Inc. in January 2000. The Apex selling stockholders, including Prudential Securities Incorporated, and SBC Tower Holdings, Inc., have certain registration rights under a registration rights agreement dated as of April 20, 1999, as amended.



     SBC Tower Holdings, Inc. received approximately 2.5 million shares of common stock as partial consideration for the 739 towers subleased by us at the initial closing on December 14, 2000. See "Summary -- Recent Developments." For a more detailed description of certain agreements relating to the SBC tower transaction, please refer to SpectraSite's amended report on Form 8-K/A dated August 25, 2000 and filed December 18, 2000. Additionally, in connection with the initial closing of the SBC tower transaction, our stockholders' agreement was amended to make SBC a party and to provide that so long as SBC owns at least 50% of the shares of stock issued to it in the SBC tower transaction and at least 8% of Holdings' outstanding stock, SBC will have the right to designate one director to Holdings' board of directors and one representative to attend the meetings of Holding's board of directors as a non-voting observer.



     The Trimaran group purchased 4.0 million shares of common stock and received warrants to purchase an additional 1.5 million shares from Holdings in a private placement on November 20, 2000. The warrants are immediately exercisable and expire on November 20, 2007. The Trimaran group has agreed not to sell any shares of common stock prior to February 18, 2001. The Trimaran group also has certain registration rights under a registration rights agreement dated as of November 20, 2000.



     Our stockholders' agreement, as amended, provides that so long as the Trimaran group and Canadian Imperial Bank of Commerce and their respective affiliates own collectively 5% or more of Holdings' outstanding stock, Canadian Imperial Bank of Commerce affiliates and Caravelle Investment Fund, L.L.C. collectively will have the right to designate a representative to attend meetings of Holdings' board of directors as an observer. Affiliates of Canadian Imperial Bank of Commerce hold 10,000,000 shares of common stock. Andrew R. Heyer is a managing member of Trimaran Fund Management, L.L.C., the investment advisor to Trimaran Fund II, L.L.C. and a Managing Director of CIBC World Markets Corp. Certain investors in the Trimaran group are affiliates of CIBC World Markets Corp. CIBC World Markets Corp. is a subsidiary of Canadian Imperial Bank of Commerce. CIBC World Markets Corp. and Canadian Imperial Bank of commerce have provided, and will likely continue to provide, commercial and investment banking services to us. Mr. Heyer was a member of Holdings' board of directors from April 1999 until November 2000.


     The information included below is based upon information provided by the selling stockholders as of the date of this prospectus. Because the selling stockholders may offer all, some or none of their shares of common stock, no definite estimate as to the number of shares or the percentage thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.


                                              SHARES OF COMMON
                                             STOCK BENEFICIALLY     SHARES OF COMMON     SHARES OF COMMON
                                               OWNED PRIOR TO        STOCK OFFERED       STOCK OWNED AFTER
                  NAME(a)                         OFFERING               HEREBY            THE OFFERING
                  -------                    ------------------   --------------------   -----------------
Pat Berns..................................         21,997                21,997             -0-
Gerald Broker..............................         24,446                24,446             -0-
David Bryant...............................          2,449                 2,449             -0-
Joseph Coradino............................         31,772                31,772             -0-
Alan Feldman...............................          9,774                 9,774             -0-
G3 Ventures, Inc. (b)......................        463,870               463,870             -0-
Marc C. Ganzi (b)(c).......................         63,264                63,264             -0-
Judith Garfinkel...........................          4,887                 4,887             -0-
Alexander L. Gellman(b)(d).................         79,335                79,335             -0-
Jeffrey E. Ginsberg(b)(e)..................         89,337                89,337             -0-
Edward Glickman............................         44,772                44,772             -0-
Douglas Grayson............................          9,774                 9,774             -0-
Angelina Lawton............................         13,491                13,491             -0-
Eric Mallory...............................          9,774                 9,774             -0-
James Paterno..............................          7,336                 7,336             -0-
Prudential Securities Incorporated.........        252,239               252,239             -0-
Adriana I. Rahn............................         13,491                13,491             -0-
Mark Rahn..................................         13,491                13,491             -0-
Noel P. Rahn, Jr...........................         13,491                13,491             -0-
Noel P. Rahn, Sr...........................          7,569                 7,569             -0-
George Rubin...............................         79,058                79,058             -0-
Ronald Rubin...............................        170,437               170,437             -0-
Leonard Shore..............................         48,881                48,881             -0-
Rajendra Singh and Neera Singh.............         45,198                45,198           100,000
R. David Spreng............................         14,402                14,402             -0-
S.R.Y. Capital Corporation.................         45,029                45,029             -0-
Lewis Stone................................         24,446                24,446             -0-
Joseph Straus, Jr..........................         12,223                12,223             -0-
Susan Valentine............................          2,449                 2,449             -0-
Trimaran group(f)..........................      5,500,000             5,500,000             -0-
SBC Tower Holdings Inc.....................      2,544,882             1,923,077           621,805


---------------

(a)Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.



(b)Marc C. Ganzi, Alexander L. Gellman and Jeffrey E. Ginsberg are the sole shareholders of G3 Ventures, Inc., and Messrs. Ganzi, Gellman and Ginsberg may each be deemed the beneficial owner of the shares held by G3 Ventures, Inc. Each of Messrs. Ganzi, Gellman and Ginsberg disclaims beneficial ownership of the shares held by G3 Ventures, Inc. G3 Ventures, Inc. may distribute the shares of common stock it holds to its shareholders in one or more pro rata distributions. If G3 Ventures, Inc. were to distribute all of its shares of common stock to its shareholders, Messrs. Ganzi, Gellman and Ginsburg would beneficially own, in the aggregate, 189,792, 238,004 and 268,010 shares, respectively, of common stock.



(c)Mr. Ganzi is an employee of Apex Site Management, Inc., an indirect wholly-owned subsidiary of Holdings.



(d)Mr. Gellman is the Chief Executive Officer of SpectraSite-Transco Communications, Ltd., a joint venture in which SpectraSite holds a 50% interest. Prior to joining the joint venture in June 2000, Mr. Gellman was Vice President of SpectraSite's Site Management Group. Mr. Gellman and his spouse hold the common stock jointly.



(e)Mr. Ginsburg and his spouse hold the common stock jointly.



(f)Represents 1,402,960 outstanding shares and 526,110 shares underlying warrants held by Trimaran Fund II, L.L.C., 90,920 outstanding shares and 34,096 shares underlying warrants held by Trimaran Capital, L.L.C., 591,440 outstanding shares and 221,790 shares underlying warrants held by Trimaran Parallel Fund II, L.P., 914,680 outstanding shares and 343,004 shares underlying warrants held by CIBC Employee Private Equity Fund (Trimaran) Partners, and 1,000,000 outstanding shares and 375,000 shares underlying warrants held by CIBC World Markets Ireland Limited.

                              PLAN OF DISTRIBUTION

     SpectraSite is registering the shares on behalf of the selling stockholders. References in this section to selling stockholders also include any permitted pledgees, donees or transferees identified in a supplement to this prospectus as described below. The selling stockholders may offer their shares at various times in one or more of the following transactions:

     - in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in private transactions other than in the over-the-counter market or on an exchange;

     - in connection with short sales of shares;

     - by pledge to secure debts and other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     - in a combination of any of the above transactions.


     In addition, pursuant to a registration rights agreement dated as of April 20, 1999 among SpectraSite, the Apex selling stockholders, SBC and certain other stockholders of Holdings, the Apex selling stockholders, SBC and the other parties thereto are entitled to demand up to three underwritten offerings on the terms and conditions set forth in that registration rights agreement. The Trimaran group has certain piggy-back registration rights with respect to any such offering. In the event of an underwritten offering and subject to the terms of the registration rights agreement, Holdings and the selling stockholders who participate in such offering will enter into an underwriting agreement and other appropriate agreements with the underwriters participating in the underwritten offering that will set forth the terms on which the participating underwriters will effect sales of the shares.


     The selling stockholders may sell their shares at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.


     The selling stockholders may use underwriters or broker-dealers to sell their shares. In effecting such sales, underwriters, brokers or dealers engaged by the selling stockholders may arrange for other underwriters, brokers or dealers to participate. Underwriters, brokers or dealers may purchase shares as principals for their own accounts and resell such shares pursuant to this prospectus. If this happens, the underwriters or broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. The selling stockholders, any underwriters, brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation. The maximum discount or commission to be paid to any member of NASD or any independent broker-dealer for the sale of the shares will not exceed 8%.


     The selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, of the shares offered under this prospectus. The shares that broker-dealers or other financial institutions receive in those types of transactions may be resold under this prospectus.


     The Apex selling stockholders, including Prudential Securities Incorporated, also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that Rule.

     When a particular offering of shares is made, if required, we will distribute a prospectus supplement. That supplement will set forth the names of the selling stockholders, the aggregate amount and type of shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     To comply with the securities law in some jurisdictions, the shares will be offered or sold in particular jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with.

     To comply with rules and regulations under the Securities Exchange Act of 1934, persons engaged in a distribution of the shares may be limited in their ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of these things may affect the marketability of the shares.


     All expenses of the registration of the shares will be paid by SpectraSite, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. Subject to some limitations, the selling stockholders will be indemnified by SpectraSite against civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith. Subject to some limitations, SpectraSite will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon the validity of the shares of common stock offered by this prospectus.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the period from inception (April 25, 1997) to December 31, 1997 and the years ended December 31, 1998 and 1999 and the consolidated financial statements of our predecessor, Telesite Services, LLC, for the year ended December 31, 1996 and for the period from January 1, 1997 to May 12, 1997 included in this registration statement, as set forth in their reports incorporated by reference herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     Westower's consolidated financial statements as of September 30, 1998 and for the seven months then ended and Summit's financial statements as of September 30, 1998 and for the nine months then ended have been included in this registration statement in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Westower's consolidated financial statements as of February 28, 1997 and February 28, 1998 and for the three years ended February 28, 1998 and Cord's financial statements as of June 30, 1997 and 1998 and for the two years ended June 30, 1998 have been incorporated by reference in this prospectus in reliance on the report of Moss Adams LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of MJA Communications Corp. as of December 31, 1996 and December 31, 1997 and for the three years ended December 31, 1997, have been consolidated with those of Westower and incorporated by reference in this prospectus in reliance on the report of Lamn, Krielow, Dytrych & Darling, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Summit Communications LLC as of December 31, 1997 and for the period from inception, May 24, 1997, to December 31, 1997 have been incorporated by reference in this prospectus in reliance on the report of Shearer, Taylor & Co., P.A., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Holdings is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. In addition, the indentures governing Holdings' outstanding notes require that we file Exchange Act reports with the Securities and Exchange Commission and provide those reports to the indenture trustee and holders of notes. Our Securities and Exchange Commission filings are available over the Internet at the Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the public reference rooms the Securities and Exchange Commission maintains at 450 Fifth Street, N.W., Washington, D.C.; 13th Floor, Seven World Trade Center, New York, New York; and Suite 1400, Northwestern Atrium Center 500 West Madison Street, Chicago, Illinois or obtain copies of such materials by mail. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the Public Reference Section's charges for mailing copies of the documents Holdings has filed.

                     INFORMATION INCORPORATED BY REFERENCE

     Holdings has filed the following documents with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Holdings to incorporate these filings by reference into this prospectus. By incorporating our Securities and Exchange Commission filings by reference they are made a part of this prospectus.

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;


     - Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;


     - Form 8-K dated December 30, 1999 and filed January 21, 2000;

     - Form 8-K dated March 6, 2000 and filed March 10, 2000;

     - Form 8-K dated April 12, 2000 and filed April 18, 2000;

     - Form 8-K dated June 6, 2000 and filed June 21, 2000;


     - Form 8-K dated and filed August 18, 2000;



     - Form 8-K dated August 25, 2000 and filed August 31, 2000;



     - Form 8-K/A dated August 25, 2000 and filed November 17, 2000;



     - Form 8-K dated November 20, 2000 and filed November 22, 2000; and



     - Form 8-K/A dated August 25, 2000 and filed December 18, 2000.



     A description of Holdings' common stock, par value $0.001, appears in the section captioned "Description of Capital Stock" contained in Holdings' amended registration statement on Form 8-A/A filed pursuant to Section 12(g) of the Securities Exchange Act of 1934 on December 12, 2000. That description is also incorporated herein by reference.


     All documents which Holdings will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Holdings' Securities and Exchange Commission file number for Securities Exchange Act documents is 0-27217. Holdings will provide without charge, to any person, including any beneficial owner, who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

                                David P. Tomick
              Executive Vice President and Chief Financial Officer
                           SpectraSite Holdings, Inc.
                            100 Regency Forest Drive
                                   Suite 400
                           Cary, North Carolina 27511
                           Telephone: (919) 468-0112

     Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:

     - the prospectus;

     - the accompanying prospectus supplement; or

     - any other subsequently filed document which also is incorporated in, or is deemed to be incorporated by reference to, this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                               [SPECTRASITE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee. All of these fees are being paid by SpectraSite.


Registration Fee............................................  $ 40,160
NASD Filing Fee.............................................     3,000
Legal Fees and Expenses.....................................    20,000
Accounting Fees and Expenses................................    10,000
Printing and Engraving Fees.................................   100,000
Miscellaneous...............................................     6,840
                                                              --------
          Total.............................................  $180,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation (in its original certificate of incorporation or amendment thereto) may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation, as amended, limits the liability of directors thereof to the extent permitted by Section 102(b)(7) of the DGCL.

     Under Section 145 of the DGCL, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

ITEM 16. EXHIBITS.


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   2.1    Agreement and Plan of Merger, dated as of February 10, 1999, among Nextel Communications, Inc., Tower Parent Corp., Tower
          Merger Vehicle, Inc., Tower Asset Sub Inc., SpectraSite
          Holdings, Inc. (the "Registrant"), SpectraSite
          Communications, Inc. and SHI Merger Sub, Inc. (the "Nextel
          Merger Agreement"). Incorporated by reference to the
          corresponding exhibit to the registration statement on Form
          S-4 of the Registrant, file no. 333-67043.
   2.2    Amendment No. 1 to the Nextel Merger Agreement. Incorporated
          by reference to the corresponding exhibit to the
          registration statement on Form S-4 of the Registrant, file
          no. 333-67043.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   2.3    Agreement and Plan of Merger among Westower Corporation, the
          Registrant and W. Acquisition Corp., dated as of May 15,
          1999. Incorporated by reference to the corresponding exhibit to the registration statement on Form S-4 of the Registrant, file no. 333-67043.
   2.4    Merger Agreement and Plan of Reorganization, dated as of
          November 24, 1999, among the Registrant, Apex Merger Sub,
          Inc. and Apex Site Management Holdings, Inc. (the "Apex
          Merger Agreement"). Incorporated by reference to the
          corresponding exhibit to the Registrant's registration
          statement on Form S-1, file no. 333-93873.
   2.5    Agreement to Sublease, dated as of February 16, 2000, by and between AirTouch Communications, Inc. and the other parties named therein as Sublessors, California Tower, Inc. and the
          Registrant. Incorporated by reference to exhibit no. 2.9 to the Registrant's Form 10-K for the year ended December 31,
          1999.
   2.6    Joint Venture Shareholders' Agreement, dated as of April 13,
          2000, by and among SpectraSite International, Inc., Transco
          Telecommunications Asset Development Company Limited and
          EVER 1267 Limited. Incorporated by reference to exhibit no.
          2.2 of the Registrant's report on Form 8-K filed on April
          18, 2000.
   2.7    Agreement to Sublease, dated as of August 25, 2000, by and among SBC Wireless, Inc. and certain of its affiliates, the
          Registrant, and Southern Towers, Inc. Incorporated by
          reference to exhibit no. 10.1 to the Registrant's Form 8-K dated August 25, 2000 and filed August 31, 2000.
   3.1    Second Amended and Restated Certificate of Incorporation of
          the Registrant. Incorporated by reference to exhibit no. 3.1 to the amended registration statement on Form 8-A/A of the
          Registrant, filed on December 12, 2000.
   3.2    Amended Bylaws of SpectraSite Holdings, Inc. Incorporated by
          reference to exhibit no. 3.8 to the registration statement on Form S-1 of the Registrant, file no. 333-93873.
   4.1    Indenture, dated as of June 26, 1998, between the Registrant and United States Trust Company of New York, as trustee.
          Incorporated by reference to the corresponding exhibit to
          the registration statement on Form S-4 of the Registrant,
          file no. 333-67043.
   4.2    First Supplemental Indenture, dated as of March 25, 1999,
          between the Registrant and United States Trust Company of
          New York, as trustee. Incorporated by reference to the
          corresponding exhibit to the registration statement on Form
          S-4 of the Registrant, file no. 333-67043.
   4.3    Second Supplemental Indenture, dated as of June 6, 2000,
          between the Registrant and United States Trust Company of
          New York, as trustee. Incorporated by reference to exhibit
          no. 4.1 of the Registrant's report on Form 8-K, dated June
          6, 2000 and filed June 21, 2000.
   4.4    Indenture, dated as of April 20, 1999, between the
          Registrant and United States Trust Company of New York, as
          trustee. Incorporated by reference to exhibit no. 4.3 to the registration statement on Form S-4 of the Registrant, file
          no. 333-67043.
   4.5    Indenture, dated as of March 15, 2000, between the
          Registrant and United States Trust Company of New York, as
          trustee. (10 3/4% senior notes) Incorporated by reference to exhibit no. 4.4 of the registration statement on Form S-4 of the Registrant, file no. 333-35094.
   4.6    Indenture, dated as of March 15, 2000, between the
          Registrant and United States Trust Company of New York, as
          trustee. (12 7/8% senior notes) Incorporated by reference to exhibit no. 4.5 of the Registrant's registration statement on Form S-4, file no. 333-35094.
   4.7    Indenture, dated as of November 20, 2000, between
          SpectraSite Holdings, Inc. and United States Trust Company
          of New York, as trustee. Incorporated by reference to
          exhibit 4.1 of the Registrant's report on Form 8-K, dated
          November 20, 2000 and filed November 22, 2000.
   4.8    Second Amended and Restated Registration Rights Agreement,
          dated as of April 20, 1999. Incorporated by reference to
          exhibit no. 10.5 to the registration statement on Form S-4 of the Registrant, file no. 333-67043.
   4.9    Joinder Agreement to SpectraSite Restated Registration
          Rights Agreement, dated January 5, 2000. Incorporated by
          reference to exhibit no. 10.36 to the Registrant's
          registration statement on Form S-1, file no. 333-93873.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   4.10   Consent and Agreement to SBCW Registration Rights and
          Amendment to Second Amended and Restated Registration Rights
          Agreement. Incorporated by reference to exhibit 4.10 to the amended registration statement on Form 8-A/A of the
          Registrant, filed on December 12, 2000.
   4.11   Registration Rights Agreement, dated as of November 20,
          2000, among SpectraSite Holdings, Inc. and Trimaran Fund II,
          L.L.C., Trimaran Capital, L.L.C., Trimaran Parallel Fund II,
          L.P., CIBC Employee Private Equity Fund (Trimaran) Partners
          and CIBC World Markets Ireland Limited. Incorporated by
          reference to exhibit 4.4 of the Registrant's report on Form
          8-K, dated November 20, 2000 and filed November 22, 2000.
   4.12   Joinder Agreement to the Second Amended and Restated
          Registration Rights Agreement, dated as of December 14,
          2000.
   4.13   Third Amended and Restated Stockholders' Agreement, dated as of April 20, 1999. Incorporated by reference to exhibit no.
          10.6 to the registration statement on Form S-4 of the
          Registrant, file no. 333-67043.
   4.14   Amendment No. 1 to the Third Amended and Restated
          Stockholders' Agreement, dated as of November 20, 2000.
          Incorporated by reference to exhibit 4.6 of the Registrant's report on Form 8-K, dated November 20, 2000 and filed
          November 22, 2000.
   4.15   Amendment No. 2 to the Third Amended and Restated
          Stockholders' Agreement, dated as of December 14, 2000.
   4.16   Warrant Agreement, dated as of November 20, 2000, between
          SpectraSite Holdings, Inc. and First Union National Bank, as
          Warrant Agent. Incorporated by reference to exhibit 4.5 of the Registrant's report on Form 8-K, dated November 20, 2000 and filed November 22, 2000.
   5.1    Opinion of Dow Lohnes & Albertson, PLLC.
  23.1    Consent of Dow, Lohnes & Albertson, PLLC (contained in
          Exhibit 5.1).
  23.2    Consent of Ernst & Young LLP.
  23.3    Consent of PricewaterhouseCoopers LLP.
  23.4    Consent of Moss Adams LLP.
**23.5    Consent of Lamn, Krielow, Dytrych & Co. (formerly, Lamn,
          Krielow, Dytrych & Darling).
  23.6    Consent of Shearer, Taylor & Co., P.A.
 *24.1    Powers of Attorney.


---------------

 * Previously filed.


** To be filed by amendment.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Registrant's certificate of incorporation and its bylaws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1)or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, SpectraSite Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cary, State of North Carolina, on December 20, 2000.


                                          SPECTRASITE HOLDINGS, INC.


                                          By:     /s/ STEPHEN H. CLARK
                                            ------------------------------------
                                                      Stephen H. Clark
                                             President, Chief Executive Officer
                                                         and Director



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                              TITLE                       DATE
             ---------                              -----                       ----

       /s/ STEPHEN H. CLARK          President, Chief Executive Officer   December 20, 2000
-----------------------------------   and Director (Principal Executive
         STEPHEN H. CLARK                         Officer)

        /s/ DAVID P. TOMICK          Executive Vice President and Chief   December 20, 2000
-----------------------------------     Financial Officer (Principal
          DAVID P. TOMICK                    Financial Officer)

                 *                   Executive Vice President -- Design   December 20, 2000
-----------------------------------     and Construction and Director
          CALVIN J. PAYNE

        /s/ DANIEL I. HUNT              Vice President -- Finance and     December 20, 2000
-----------------------------------       Administration (Principal
          DANIEL I. HUNT                     Accounting Officer)

                 *                   Chairman of the Board of Directors   December 20, 2000
-----------------------------------
        LAWRENCE B. SORREL

                 *                                Director                December 20, 2000
-----------------------------------
         JAMES R. MATTHEWS

                 *                                Director                December 20, 2000
-----------------------------------
        THOMAS E. MCINERNEY

             SIGNATURE                              TITLE                       DATE
             ---------                              -----                       ----

                 *                                Director                December 20, 2000
-----------------------------------
        TIMOTHY M. DONAHUE

                 *                                Director                December 20, 2000
-----------------------------------
         MICHAEL J. PRICE

                 *                                Director                December 20, 2000
-----------------------------------
         MICHAEL R. STONE

                 *                                Director                December 20, 2000
-----------------------------------
         RUDOLPH E. RUPERT



                              * POWER OF ATTORNEY



     Stephen H. Clark, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.



                                          By:     /s/ STEPHEN H. CLARK
                                            ------------------------------------
                                              Stephen H. Clark
                                              Attorney-In-Fact